                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

SKY-TELECOM ITALIA STRATEGIC AGREEMENT:

THE SKY OFFER ON THE TELECOM ITALIA ULTRABROADBAND NETWORKS

Telecom Italia will carry Sky content on its new generation network infrastructure,

thanks to a new IP platform and dedicated My Sky HD decoder

The offer will be available from 2015

The  offer of Sky contents on the move for TIM customers

is also stronger with Sky TG24

Rome, 10th  April 2014

Sky and Telecom Italia have signed an agreement that will allow Telecom Italia customers to access the whole Sky television offer through its ultrabroadband networks, with a My Sky HD decoder specially created for Internet TV.

This partnership confirms the industrial importance for the two companies, leaders in their respective sectors, of operating in the broad entertainment market by synergising their assets and skills, also in view of the development of broadband in Italy. The Sky offer becomes the key element of Telecom Italia's ultrabroadband strategy, and access to the new generation network allows Sky to benefit from an additional distribution platform for its programmes. From 2015 consumer customers of Telecom Italia will in fact be able to access a Sky offer that is equivalent, in terms of contents, services and pricing, to the satellite offer.

Similarly, the agreement with Telecom Italia has strategic importance for Sky, because it makes the whole of its extensive offer of exclusive services and programmes available on broadband - starting with High Definition and the many features of My Sky HD - allowing it to expand the sales base of pay TV and access a new share of the market represented by potential subscribers who cannot install a satellite dish. Consider, for example, families living in the many historical and artistic centres of Italian cities who to date have not had access to the best Italian television offer and the new viewing experiences it offers.

The Sky offer will be primarily directed towards customers who have an optic fibre connection, and will be a driver for the development of ultrabroadband. Thanks to the transmission capacity of optic fibre, with connection speeds from 30 Megabits/second, Telecom Italia brings to its customers the proposals of Sky, the first Italian pay TV, which offers scheduling rich in exclusive programmes and quality: the great Sky Sports, with Formula 1, MotoGP and the Champions League 2014-15; the best of cinema, entertainment and TV series from around the world, with the new Sky Atlantic HD channel. All with the most innovative technologies that guarantee a unique viewing experience.

The partnership between the two companies will also strengthen the Cubovision offer, with high quality Sky content on the move. After the success of the Winter Olympics in Sochi, and the great popularity of the Formula 1 World Championship, TIM customers can access the Sky TG24 all-news channel on their tablets and smartphones thanks to super-fast networks (3G and 4G). In the near future the offer will be enriched with new contents Sky branded.

“The agreement with Sky – declares Marco Patuano, Chief Executive Officer of Telecom Italia - is part of Telecom Italia's overall strategy, which identifies the offer of premium content as an element that adds value to its new generation network infrastructure. Indeed, we are totally convinced that one of the main drivers of our business is the development of innovative services, particularly in entertainment for the consumer market. This partnership, which allows our customers to access the most extensive pay TV offer available on the market, is particularly satisfying for us, since it creates a new industrial model for the consumption of audiovisual content, thanks to the technological skill of Telecom Italia and the production know-how of Sky".

“Until today, satellite was the only technology that could bring the full richness of our offer into Italian homes, guaranteeing the quality standards that have always been associated with the Sky brand – declares Andrea Zappia, Chief Executive Officer of Sky Italia. So we are very satisfied with this important agreement that, thanks to Telecom Italia's ultrabroadband network and the possibility of developing a new generation lptv platform, allows us to assure the excellence of the Sky user experience also through the internet, with High Definition, on Demand and all the features that enrich the viewing experience, starting with My Sky HD. We are convinced that the partnership with Telecom Italia represents a great opportunity to extend the customer base for pay TV in Italy, bringing the Sky offer into the homes of all those families who could not access it before today and creating new motivations to try Sky Tv specialties”.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Sky Italia

Corporate Communication

Gianluca Rumori

E-mail: gianluca.rumori@skytv.it

Adriano Baioni  +39 02 30801 7261

E-mail: adriano.baioni@skytv.it

Valerio Mancino +39 02 30801 8480

E-mail: valerio.mancino@skytv.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the twelve months ended December 31, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 10th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager